
January 25, 2010

Via US Mail and Facsimile to (570) 416-0475

Jeffrey T. Arnold
Chief Financial Officer
CCFNB Bancorp, Inc.
232 East Street
Bloomsburg, PA 17815

   Re: CCFNB Bancorp, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2008
     Form 10-Q for Fiscal Quarter Ended March 31, 2009
     Form 10-Q for Fiscal Quarter Ended June 30, 2009
     Form 10-Q for Fiscal Quarter Ended September 30, 2009
     File No. 0-19028

Dear Mr. Arnold:

  We have reviewed your response letter filed January 12, 2010 and have the following comments.

Form 10-Q for the quarterly period ended September 30, 2009
Note 1. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page 10

1. We note your proposed disclosures in accordance to ASC 320-10-65 (FSP FAS 115-2 and FAS 124-2) included in your response to comment 2 of our letter dated December 28, 2009. In an effort to further enhance the disclosures surrounding your securities portfolio, please consider providing further segregated disclosures surrounding your marketable equity securities (e.g., by business sector, industry, company size, geographic concentration or other economic characteristics of the securities).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Investments, page 23

2.   We note from your response to comments 2 and 5 of our letter dated December
        28, 2009 that you had gross unrealized losses of $696,000 on your marketable
        equity securities portfolio at September 30, 2009 and that you utilize a third party
        to perform your quarterly impairment analysis for these securities. Please address
        the following and revise future filings, beginning with your December 31, 2009
        Form 10-K, accordingly:

        •   Provide us with the total number of securities in your equity securities
            portfolio and the total number of securities in an unrealized loss position;

        •   Tell us whether there are a few individual securities that make up a significant
            portion of your gross unrealized losses. If true, please consider enhancing
            your disclosure to focus on these specific securities. For example, consider
            disclosing a list of these individual securities that are in significant unrealized
            loss positions quantifying the cost basis, the fair value, the gross unrealized
            loss and the length of time that the security has been in an unrealized loss
            position;

        •   For those individual equity securities that have been in an unrealized loss
            position for greater than twelve months, please provide a description of the
            specific evidence considered when concluding that these securities were not
            credit impaired and would recover their value and the time horizon over
            which you predicted that they would recover for purposes of asserting that
            you had the intent and ability to hold them until recovery;

        •   Tell us how the performance of each equity security fared during the period
            subsequent to December 31, 2008 through the date of your response.
            Specifically explain how this performance compared to your December 31,
            2008 projection of recovery for these securities, and explain how you updated
            your expectations of near-term recovery in the interim periods based on that
            information; and

        •   Tell us how you considered any other subsequent events in making your
            determination that these equity securities were not other than temporarily
            impaired.

        We may have further comment based on your response.

3.   We note that the Company recognized impairment of $437,000 on its equity
        securities portfolio in 2008 and an additional $71,000 in the nine-months ended
        September 30, 2009. Please explain the difference in the securities for which
        impairment was recognized compared to those for which no impairment was
        recognized.

4.   We note your response to comment 5 of our letter dated December 28, 2009 states
        that the Company's impairment policy identifies potential impaired securities as
        those who have been in a continuous loss position of at least ten percent for a
        period of greater than twelve months. Please tell us, and expand your disclosures
        in future filings to include, your impairment analysis process for those securities
        with unrealized losses that do no meet this threshold.

Exhibits 31.1 and 31.2

5.   We note from your response to comment 6 of our letter dated December 28, 2009
        that your proposed certifications contain modifications from the exact format of
        the certification as set forth in Item 601(b)(31) of Regulation S-K. In future
        filings, please ensure that the certifications are in the exact form as set forth in
        Item 601(b)(31) of Regulation S-K, specifically the language in paragraph 4(d)
        that states "..the registrant's most recent fiscal quarter (the registrant's fourth
        fiscal quarter in the case of an annual report)".

                                        ****

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Your response letter should key your responses to our
comments, indicate your intent to include the requested revision in future filings, provide
a draft of your proposed disclosure and provide any requested information. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at
(202) 551-3697 if you have questions.

                                                Sincerely,

                                                Benjamin Phippen
                                                Staff Accountant